FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Audited Financial results for the financial year ended March 31, 2021
3.	Auditors Report
4.	Declaration of unmodified opinion
5.	Press Release dated April 24, 2021

Item 1

OTHER NEWS

Sub: Board Meeting held on April 24, 2021

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

In terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we forward herewith in the prescribed format, a copy of the audited financial results (standalone and consolidated) for the quarter and year ended March 31, 2021, which have been approved by the Board of Directors of the Bank at its Meeting held today. A copy of the Press Release being issued in this connection is also attached.

The Board at the above Meeting also recommended a dividend of ₹ 2/- (Rupees Two Only) per equity share of face value of ₹ 2/- each, subject to requisite approvals. This is in line with the Reserve Bank of India (RBI) circular DOR.ACC.REC.7/21.02.067/2021-22 dated April 22, 2021. The dividend on equity shares, will be paid/despatched on or after the same is approved by the shareholders at the ensuing Annual General Meeting (AGM) of the Bank.

Further, we wish to inform you that the Board of Directors of the Bank at its Meeting held today also approved:

(i)	Fund raising by way of issuances of debt securities including by way of non-convertible debentures in domestic markets upto an overall limit of ₹ 200.00 billion by way of private placement and issuances of bonds/notes/offshore certificate of deposits in overseas markets upto USD 1.50 billion in single/multiple tranches for a period of one year, from the date of passing of resolution by the Board.

(ii)	Re-appointment of M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013) as Statutory Auditors of the Bank to hold office from the conclusion of the 27th AGM till the conclusion of the 28th AGM, subject to the approval of Members and RBI. Brief Profile is enclosed as Annexure A.

(iii)	Appointment of M/s Parikh Parekh & Associates, Practicing Company Secretaries (Firm Registration No. P1987MH010000) as the Secretarial Auditor of the Bank for FY2022. M/s Parikh Parekh & Associates provides professional services in the field of corporate laws, SEBI Regulations, FEMA Regulations including carrying out Secretarial Audits, Due Diligence Audits and Compliance Audits.

(iv)	Re-appointment of Mr. Anup Bagchi (DIN: 00105962) as a Wholetime Director (designated as Executive Director) of the Bank for a period of five years or date of retirement, whichever is earlier, effective from February 1, 2022, subject to the approval of Members and RBI. The other details as required pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 is enclosed as Annexure B.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Phone: 022-26538900, Fax: 022-26531230, Email: investor@icicibank.com Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS
( in crore)
Sr. no.	Particulars			Three months ended			Year ended
				March 31, 2021 (Q4-2021)	December 31, 2020 (Q3-2021)	March 31, 2020 (Q4-2020)	March 31, 2021 (FY2021)	March 31, 2020 (FY2020)
				(Audited)	(Unudited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			19,841.67	19,729.79	19,188.68	79,118.27	74,798.32
	a)	Interest/discount on advances/bills (refer note no. 2)		14,639.42	14,034.81	14,835.12	57,288.81	57,551.11
	b)	Income on investments		3,914.84	4,120.45	3,622.95	16,539.78	14,673.21
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		307.83	458.13	214.21	1,631.91	682.15
	d)	Others		979.58	1,116.40	516.40	3,657.77	1,891.85
2.	Other income (refer note no. 6)			4,111.35	4,686.27	4,254.98	18,968.53	16,448.62
3.	TOTAL INCOME (1)+(2)			23,953.02	24,416.06	23,443.66	98,086.80	91,246.94
4.	Interest expended			9,410.54	9,817.33	10,261.79	40,128.84	41,531.25
5.	Operating expenses (e)+(f)			6,002.65	5,778.97	5,791.78	21,560.83	21,614.41
	e)	Employee cost		2,008.43	1,949.93	2,234.51	8,091.78	8,271.24
	f)	Other operating expenses		3,994.22	3,829.04	3,557.27	13,469.05	13,343.17
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			15,413.19	15,596.30	16,053.57	61,689.67	63,145.66
7.	OPERATING PROFIT (3)–(6)			8,539.83	8,819.76	7,390.09	36,397.13	28,101.28
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 3 to 5 below)			2,883.47	2,741.72	5,967.44	16,214.41	14,053.24
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			5,656.36	6,078.04	1,422.65	20,182.72	14,048.04
10.	Exceptional items			..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			5,656.36	6,078.04	1,422.65	20,182.72	14,048.04
12.	Tax expense (g)+(h)			1,253.75	1,138.45	201.29	3,990.04	6,117.23
	g)	Current period tax		1,393.27	1,401.51	804.76	4,665.66	3,746.03
	h)	Deferred tax adjustment		(139.52)	(263.06)	(603.47)	(675.62)	2,371.20
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			4,402.61	4,939.59	1,221.36	16,192.68	7,930.81
14.	Extraordinary items (net of tax expense)			..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			4,402.61	4,939.59	1,221.36	16,192.68	7,930.81
16.	Paid-up equity share capital (face value Rs. 2 each)			1,383.41	1,380.95	1,294.76	1,383.41	1,294.76
17.	Reserves excluding revaluation reserves			143,029.08	138,269.45	112,091.29	143,029.08	112,091.29
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.34%	0.34%	0.31%	0.34%	0.31%
	ii)	Capital adequacy ratio (Basel III)		19.12%	18.04%	16.11%	19.12%	16.11%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	6.37	7.16	1.89	24.01	12.28
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	6.25	7.05	1.86	23.67	12.08
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		41,373.42	34,860.43	41,409.16	41,373.42	41,409.16
	ii)	Net non-performing customer assets		9,180.20	4,860.55	10,113.86	9,180.20	10,113.86
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		4.96%	4.38%[2]	5.53%	4.96%	5.53%
	iv)	% of net non-performing customer assets to net customer assets		1.14%	0.63%[2]	1.41%	1.14%	1.41%
20.	Return on assets (annualised)			1.51%	1.70%	0.49%	1.42%	0.81%

1.	At March 31, 2021, the percentage of gross non-performing advances (net of write-off) to gross advances was 5.33% (December 31, 2020: 4.72%, March 31, 2020: 6.04%) and net non-performing advances to net advances was 1.24% (December 31, 2020: 0.69%, March 31, 2020: 1.54%).
2.	Including borrower accounts overdue for more than 90 days at December 31, 2020 and not classified as NPA pursuant to the Supreme Court order, the pro forma gross NPA ratio and net NPA ratio (based on customer assets), would have been 5.42 % and 1.26% respectively at December 31, 2020.

SUMMARISED STANDALONE BALANCE SHEET
( in crore)
Particulars	At
	March 31, 2021	December 31, 2020	March 31, 2020
	(Audited)	(Unaudited)	(Audited)
Capital and Liabilities
Capital	1,383.41	1,380.95	1,294.76
Employees stock options outstanding	3.10	3.26	3.49
Reserves and surplus	146,122.67	141,384.32	115,206.16
Deposits	932,522.16	874,347.55	770,968.99
Borrowings (includes subordinated debt)	91,630.96	111,608.07	162,896.76
Other liabilities and provisions	58,770.38	64,493.04	47,994.99
Total Capital and Liabilities	1,230,432.68	1,193,217.19	1,098,365.15

Assets
Cash and balances with Reserve Bank of India	46,031.19	29,405.64	35,283.96
Balances with banks and money at call and short notice	87,097.06	104,863.87	83,871.78
Investments	281,286.54	275,260.63	249,531.48
Advances	733,729.09	699,017.46	645,289.97
Fixed assets	8,877.58	8,716.76	8,410.29
Other assets	73,411.22	75,952.83	75,977.67
Total Assets	1,230,432.68	1,193,217.19	1,098,365.15

STANDALONE CASH FLOW STATEMENTS
( in crore)
Particulars		Period ended
		March 31, 2021 (FY2021)	March 31, 2020 (FY2020)
		(Audited)	(Audited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		20,182.72	14,048.04

Adjustments for:
Depreciation and amortisation		1,201.34	1,073.89
Net (appreciation)/depreciation on investments[1]		(2,214.35)	1,797.73
Provision in respect of non-performing and other assets		10,749.13	8,814.41
General provision for standard assets		5,028.83	3,187.11
Provision for contingencies & others		594.27	740.24

Income from subsidiaries, joint ventures and consolidated entities		(1,234.00)	(1,273.03)
(Profit)/loss on sale of fixed assets		2.80	(1.42)
	(i)	34,310.74	28,386.97

Adjustments for:
(Increase)/decrease in investments		24,066.69	(5,570.29)
(Increase)/decrease in advances		(99,494.74)	(68,454.05)
Increase/(decrease) in deposits		161,553.17	118,049.32
(Increase)/decrease in other assets		1,077.38	889.84
Increase/(decrease) in other liabilities and provisions		5,082.08	6,168.68
	(ii)	92,284.58	51,083.50

Refund/(payment) of direct taxes	(iii)	(2,501.96)	(1,021.03)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	124,093.36	78,449.44
Cash flow from/(used in) investing activities
Redemption/sale from/(investments in) subsidiaries and/or joint ventures (including application money)		3,736.93	..
Income from subsidiaries, joint ventures and consolidated entities		1,234.00	1,273.03
Purchase of fixed assets		(1,430.15)	(1,367.47)
Proceeds from sale of fixed assets		5.66	14.81
(Purchase)/sale of held-to-maturity securities		(57,037.84)	(37,027.78)
Net cash flow from/(used in) investing activities	(B)	(53,491.40)	(37,107.41)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		15,460.03	549.32
Proceeds from long-term borrowings		15,208.98	24,413.43
Repayment of long-term borrowings		(37,729.08)	(41,239.79)
Net proceeds/(repayment) of short-term borrowings		(48,875.25)	14,277.80
Dividend and dividend tax paid		..	(645.31)
Net cash flow from/(used in) financing activities	(C)	(55,935.32)	(2,644.55)
Effect of exchange fluctuation on translation reserve	(D)	(694.13)	161.97

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		13,972.51	38,859.45

Cash and cash equivalents at beginning of the year		119,155.74	80,296.29
Cash and cash equivalents at end of the year		133,128.25	119,155.74

1.	For the year ended March 31, 2021, includes gain on sale of a part of equity investment in the subsidiaries, ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited.
2.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

2

CONSOLIDATED FINANCIAL RESULTS
( in crore)
Sr. no.	Particulars		Three months ended			Year ended
			March 31, 2021 (Q4-2021)	December 31, 2020 (Q3-2021)	March 31, 2020 (Q4-2020)	March 31, 2021 (FY2021)	March 31, 2020 (FY2020)
			(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		22,299.58	22,213.88	21,740.68	89,162.66	84,835.77
	a)	Interest/discount on advances/bills	15,358.26	14,761.80	15,681.08	60,261.69	60,928.31
	b)	Income on investments	5,555.62	5,793.88	5,237.73	23,264.25	20,971.20
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	365.34	523.19	272.60	1,881.72	907.41
	d)	Others	1,020.36	1,135.01	549.27	3,755.00	2,028.85
2.	Other income (refer note no. 6)		21,321.71	18,240.57	18,380.80	72,173.82	64,950.33
3.	TOTAL INCOME (1)+(2)		43,621.29	40,454.45	40,121.48	161,336.48	149,786.10
4.	Interest expended		9,955.08	10,412.04	11,025.09	42,659.09	44,665.52
5.	Operating expenses (e)+(f)		23,733.31	19,784.13	20,520.71	76,271.67	71,517.90
	e)	Employee cost	2,803.24	2,658.38	2,898.41	11,050.91	11,156.75
	f)	Other operating expenses	20,930.07	17,125.75	17,622.30	65,220.76	60,361.15
6.	TOTAL EXPENDITURE (4)+(5)		33,688.39	30,196.17	31,545.80	118,930.76	116,183.42
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		9,932.90	10,258.28	8,575.68	42,405.72	33,602.68
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 2 to 5 below)		2,922.57	2,700.29	6,598.21	16,377.39	15,014.07
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		7,010.33	7,557.99	1,977.47	26,028.33	18,588.61
10.	Exceptional items		..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)		7,010.33	7,557.99	1,977.47	26,028.33	18,588.61
12.	Tax expense (g)+(h)		1,679.39	1,538.21	364.25	5,664.37	7,363.14
	g)	Current period tax	1,594.43	1,825.85	1,066.32	6,261.18	5,177.81
	h)	Deferred tax adjustment	84.96	(287.64)	(702.07)	(596.81)	2,185.33
13.	Less: Share of profit/(loss) of minority shareholders		444.78	521.63	361.90	1,979.64	1,659.16
14.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)–(13)		4,886.16	5,498.15	1,251.32	18,384.32	9,566.31
15.	Extraordinary items (net of tax expense)		..	..	..	..	..
16.	NET PROFIT/(LOSS) FOR THE PERIOD (14)-(15)		4,886.16	5,498.15	1,251.32	18,384.32	9,566.31
17.	Paid-up equity share capital (face value Rs. 2/- each)		1,383.41	1,380.95	1,294.76	1,383.41	1,294.76
18.	Reserves excluding revaluation reserves		153,075.71	147,679.51	118,518.45	153,075.71	118,518.45
19.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		7.07	7.97	1.93	27.26	14.81
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		6.93	7.84	1.90	26.83	14.55

3

SUMMARISED CONSOLIDATED BALANCE SHEET
( in crore)
Particulars	At
	March 31, 2021	December 31, 2020	March 31, 2020
	(Audited)	(Unaudited)	(Audited)
Capital and Liabilities
Capital	1,383.41	1,380.95	1,294.76
Employees stock options outstanding	3.10	3.26	3.49
Reserves and surplus	156,200.99	150,822.87	121,661.81
Minority interest	9,588.34	9,256.60	6,794.77
Deposits	959,940.02	904,332.98	800,784.46
Borrowings (includes subordinated debt)	143,899.94	154,718.42	213,851.78
Liabilities on policies in force	203,180.04	194,227.16	145,486.25
Other liabilities and provisions	99,616.40	104,610.98	87,414.91
Total Capital and Liabilities	1,573,812.24	1,519,353.22	1,377,292.23

Assets
Cash and balances with Reserve Bank of India	46,302.20	29,839.70	35,311.93
Balances with banks and money at call and short notice	101,268.33	118,440.33	92,540.99
Investments	536,578.62	513,138.95	443,472.63
Advances	791,801.39	757,746.07	706,246.11
Fixed assets	10,809.26	10,662.75	10,408.66
Other assets	87,052.44	89,525.42	89,311.91
Total Assets	1,573,812.24	1,519,353.22	1,377,292.23

CONSOLIDATED CASH FLOW STATEMENTS
( in crore)
Particulars		Period ended
		March 31, 2021 (FY2021)	March 31, 2020 (FY2020)
		(Audited)	(Audited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		24,048.68	16,929.45

Adjustments for:
Depreciation and amortisation		1,471.37	1,369.64
Net (appreciation)/depreciation on investments[1]		(2,247.67)	2,180.92
Provision in respect of non-performing and other assets		11,031.51	8,962.74
General provision for standard assets		4,906.91	3,443.99
Provision for contingencies & others		633.97	793.69
(Profit)/loss on sale of fixed assets		6.34	(0.15)
Employees stock options grants		7.76	11.41
	(i)	39,858.87	33,691.69

Adjustments for:
(Increase)/decrease in investments		9,047.86	(31,531.31)
(Increase)/decrease in advances		(96,893.28)	(69,243.41)
Increase/(decrease) in deposits		159,155.56	119,467.52
(Increase)/decrease in other assets		427.64	2,456.08
Increase/(decrease) in other liabilities and provisions		30,252.23	27,116.07
	(ii)	101,990.01	48,264.95

Refund/(payment) of direct taxes	(iii)	(3,833.58)	(2,391.89)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	138,015.30	79,564.75
Cash flow from/(used in) investing activities
Purchase of fixed assets		(1,688.20)	(1,873.45)
Proceeds from sale of fixed assets		12.16	25.54
(Purchase)/sale of held to maturity securities		(61,310.87)	(40,460.52)
Net cash flow from/(used in) investing activities	(B)	(62,986.91)	(42,308.43)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		15,460.03	549.32
Proceeds from long-term borrowings		29,421.51	36,611.44
Repayment of long-term borrowings		(52,773.41)	(52,000.62)
Net proceeds/(repayment) of short-term borrowings		(46,774.90)	18,718.42
Dividend and dividend tax paid		..	(886.38)
Net cash flow from/(used in) financing activities	(C)	(54,666.77)	2,992.18
Effect of exchange fluctuation on translation reserve	(D)	(644.01)	213.52

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		19,717.61	40,462.02

Cash and cash equivalents at beginning of the year		127,852.92	87,390.90
Cash and cash equivalents at end of the year		147,570.53	127,852.92

1.	For the year ended March 31, 2021, includes gain on sale of a part of equity investment in the subsidiaries, ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited.
2.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

4

CONSOLIDATED SEGMENTAL RESULTS
( in crore)
Sr. no.	Particulars	Three months ended			Year ended
		March 31, 2021 (Q4-2021)	December 31, 2020 (Q3-2021)	March 31, 2020 (Q4-2020)	March 31, 2021 (FY2021)	March 31, 2020 (FY2020)
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	19,796.67	19,051.50	18,847.42	75,669.29	72,554.24
b	Wholesale Banking	9,140.31	9,279.22	10,168.29	37,194.53	39,942.34
c	Treasury	15,467.46	15,989.98	15,752.86	66,625.38	62,092.61
d	Other Banking	719.55	849.80	869.98	3,180.06	3,996.67
e	Life Insurance	14,674.57	11,085.66	12,192.55	43,621.59	39,703.81
f	General Insurance	3,404.46	3,369.50	3,058.47	12,964.83	12,374.48
g	Others	1,917.43	1,899.98	1,572.65	7,827.03	6,737.13
	Total segment revenue	65,120.45	61,525.64	62,462.22	247,082.71	237,401.28
	Less: Inter segment revenue	21,499.16	21,071.19	22,340.74	85,746.23	87,615.18
	Income from operations	43,621.29	40,454.45	40,121.48	161,336.48	149,786.10
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	2,298.47	(329.50)	1,898.72	7,739.97	8,993.02
b	Wholesale Banking	2,524.49	1,595.87	(311.94)	5,819.95	927.23
c	Treasury	1,867.56	2,374.95	1,307.80	10,759.88	5,171.08
d	Other Banking	77.86	207.35	(43.76)	573.57	1,086.79
e	Life Insurance	113.66	326.46	171.66	1,081.18	1,068.40
f	General Insurance	450.11	418.23	370.64	1,953.95	1,696.89
g	Others	1,031.08	1,019.97	439.25	4,007.71	2,385.27
	Total segment results	8,363.23	5,613.33	3,832.37	31,936.21	21,328.68
	Less: Inter segment adjustment	352.90	352.64	344.41	1,157.88	1,229.58
	Unallocated expenses	1,000.00	(2,297.30)	1,510.49	4,750.00	1,510.49
	Profit before tax and minority interest	7,010.33	7,557.99	1,977.47	26,028.33	18,588.61
3.	Segment assets
a	Retail Banking	412,498.65	385,721.73	351,341.21	412,498.65	351,341.21
b	Wholesale Banking	325,937.50	317,952.79	307,307.06	325,937.50	307,307.06
c	Treasury	460,232.05	458,737.93	413,379.14	460,232.05	413,379.14
d	Other Banking	75,068.23	76,371.41	73,452.80	75,068.23	73,452.80
e	Life Insurance	216,918.91	207,531.21	155,710.49	216,918.91	155,710.49
f	General Insurance	38,943.61	38,697.94	36,599.06	38,943.61	36,599.06
g	Others	44,599.48	32,816.54	37,894.74	44,599.48	37,894.74
h	Unallocated	14,359.97	15,745.71	16,195.02	14,359.97	16,195.02
	Total	1,588,558.40	1,533,575.26	1,391,879.52	1,588,558.40	1,391,879.52
	Less: Inter segment adjustment	14,746.16	14,222.04	14,587.29	14,746.16	14,587.29
	Total segment assets	1,573,812.24	1,519,353.22	1,377,292.23	1,573,812.24	1,377,292.23
4.	Segment liabilities
a	Retail Banking	686,920.79	661,293.64	573,246.77	686,920.79	573,246.77
b	Wholesale Banking	282,163.92	256,049.68	230,712.86	282,163.92	230,712.86
c	Treasury	121,596.08	142,021.01	189,938.38	121,596.08	189,938.38
d	Other Banking	56,774.88	59,841.16	60,562.11	56,774.88	60,562.11
e	Life Insurance	207,915.76	198,748.47	148,643.69	207,915.76	148,643.69
f	General Insurance	31,143.21	31,344.47	31,336.69	31,143.21	31,336.69
g	Others	38,195.80	26,809.29	32,968.47	38,195.80	32,968.47
h	Unallocated	6,260.46	5,260.46	1,510.49	6,260.46	1,510.49
	Total	1,430,970.90	1,381,368.18	1,268,919.46	1,430,970.90	1,268,919.46
	Less: Inter segment adjustment	14,746.16	14,222.04	14,587.29	14,746.16	14,587.29
	Total segment liabilities	1,416,224.74	1,367,146.14	1,254,332.17	1,416,224.74	1,254,332.17
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(274,422.14)	(275,571.91)	(221,905.56)	(274,422.14)	(221,905.56)
b	Wholesale Banking	43,773.58	61,903.11	76,594.20	43,773.58	76,594.20
c	Treasury	338,635.97	316,716.92	223,440.76	338,635.97	223,440.76
d	Other Banking	18,293.35	16,530.25	12,890.69	18,293.35	12,890.69
e	Life Insurance	9,003.15	8,782.74	7,066.80	9,003.15	7,066.80
f	General Insurance	7,800.40	7,353.47	5,262.37	7,800.40	5,262.37
g	Others	6,403.68	6,007.25	4,926.27	6,403.68	4,926.27
h	Unallocated	8,099.51	10,485.25	14,684.53	8,099.51	14,684.53
	Total capital employed	157,587.50	152,207.08	122,960.06	157,587.50	122,960.06

5

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.
8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.
10.	From Q3-2021, the Bank has changed its provisioning policy on non-performing assets to make it more conservative. Results of retail segment for Q3-2021, Q4-2021, and FY2021 include the impact of the above change in provisioning policy.

6

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on April 24, 2021. The statutory auditors have issued an unmodified report on the standalone and consolidated financial statements for FY2021.
2.	In accordance with RBI notification dated April 7, 2021, the Bank is required to refund/adjust ‘interest on interest’ to borrowers. As required by the RBI notification, the methodology for calculation of such interest on interest has recently been circulated by the Indian Banks’ Association. The Bank is in the process of suitably implementing this methodology. At March 31, 2021, the Bank has created a liability towards estimated interest relief and reduced the same from the interest income.
3.	The Covid-19 pandemic has impacted most economies and banking systems globally, including India. The nation-wide lockdown in April-May 2020 substantially impacted economic activity. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy. For the banking sector, these developments resulted in lower demand for loans and fee-based services and regulatory measures like moratorium on payment of dues and standstill in asset classification to mitigate the economic consequences on borrowers. It also resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans following the cessation of moratorium and asset classification standstill. The current second wave of Covid-19 pandemic, where the number of new cases has increased significantly in India, has resulted in re-imposition of localised/regional lock-down measures in various parts of the country.
The impact, including credit quality and provision, of the Covid-19 pandemic, on the Bank and the Group, is uncertain and will depend on the spread of Covid-19, the effectiveness of current and future steps taken by the governments and central bank to mitigate the economic impact, steps taken by the Bank and the Group and the time it takes for economic activities to return to pre-pandemic levels. The Bank’s capital and liquidity position is strong and would continue to be a focus area for the Bank during this period.
The Supreme Court, in a writ petition, through its interim order dated September 3, 2020 had directed that accounts which were not declared as NPA till August 31, 2020 shall not be declared as NPA till further orders. The Bank made contingency provision of 497.30 crore in Q2-2021 and 3,012.16 crore in Q3-2021 for such borrower accounts not classified as non-performing. At December 31, 2020, the Bank held contingency provision on these borrower accounts amounting to 3,509.46 crore and included in Covid-19 related provision. Pursuant to the Supreme Court’s final order in Q4-2021 and the related RBI notification issued on April 7, 2021, the Bank has classified these borrower accounts as per the extant IRAC norms with effect from September 1, 2020 and utilised the above contingency provisions towards provision on these accounts.
In addition to Covid-19 related provision of 2,725.00 crore made in FY2020, during Q1-2021, the Bank made Covid-19 related provision of 5,550.00 crore. In Q3-2021, the Bank utilised 1,800.00 crore of Covid-19 related provisions made in the earlier periods.
Further, in Q4-2021, on a prudent basis the Bank made additional Covid-19 related provision amounting to 1,000.00 crore. Accordingly, at March 31, 2021, the Bank held aggregate Covid-19 related provision of 7,475.00 crore.

7

4.	RBI through its circulars dated March 27, 2020, April 17, 2020 and May 23, 2020 on Covid-19 regulatory package permitted banks to grant a moratorium to their customers on the payment of instalments and/or interest, falling due between March 1, 2020 and August 31, 2020. The Bank had accordingly extended the moratorium option to its borrowers in accordance with its Board approved policies.

The disclosure as required by RBI circular dated April 17, 2020 on Covid-19 regulatory package - asset classification and provisioning is given below:

in crore
Particulars	Amount
Respective amounts in SMA/overdue categories, where the moratorium/deferment was extended in terms of paragraph 2 and 3 of the circular (At March 31, 2020)[1]	14,564.15
Of the above, respective amounts where asset classification benefits is extended at period-end[2]	390.86
Provision made during the period[3]	Nil
Provisions adjusted against slippages during the period ended	Nil
Residual provision held at period-end[3]	2,725.00

1. Represents borrowers which were overdue but standard at February 29, 2020 and continued to be overdue till March 31, 2020.
2. At March 31, 2021.
3. Total Covid-19 related provision held at March 31, 2021: 7,475.00 crore (March 31, 2020: 2,725.00 crore).
5.	Details of resolution plan implemented under the Resolution Framework for Covid-19 related stress as per RBI circular dated August 6, 2020 during FY2021 in crore, except number of account
Type of Borrower	Number of accounts where resolution plan has been implemented under this window	Exposure to accounts mentioned at (A) before implementation of the plan	Of (B), aggregate amount of debt that was converted into other securities	Additional funding sanctioned, if any, including between invocation of the plan and implementation	Increase in provisions on account of the implementation of the resolution
	(A)	(B)	(C)	(D)	(E)
Personal Loans	1,586	643.19	..	..	96.48
Corporate Loans	30	1,323.28	..	..	215.98
Of which, MSMEs	..	..	..	..
Others	8	9.90	..	..	1.49
Total	1,624	1,976.37	..	..	313.95

8

6.	The Bank did not divest any stake in its subsidiaries during Q4-2021. During Q3-2021, the Bank sold equity shares representing 2.21% in ICICI Securities Limited and made a net gain of 328.64 crore in standalone financial results and 301.05 crore in consolidated financial results.

During Q2-2021, the Bank sold equity shares representing 2.00% in ICICI Securities Limited and made a net gain of 305.01 crore in standalone financial results and 280.13 crore in consolidated financial results.

During Q1-2021, the Bank sold equity shares representing 3.96% in ICICI Lombard General Insurance Company Limited and 1.50% in ICICI Prudential Life Insurance Company Limited and made a net gain of 3,036.29 crore in standalone financial results and 2,715.87 crore in consolidated financial results.
7.	During Q4-2021, the Bank has allotted 12,298,860 equity shares of 2 each pursuant to exercise of employee stock options.
8.	In accordance with RBI guidelines on 'Basel III Capital Regulations', read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at March 31, 2021, including leverage ratio and liquidity coverage ratio, is available at https://www.icicibank.com/regulatory-disclosure.page.
9.	The Board of Directors has recommended a dividend of 2 per equity share for FY2021. The declaration and payment of dividend is subject to requisite approvals.
10.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
11.	The amounts for Q4-2021 are balancing figures between the figures as per the audited financial statements for FY2021 and the published figures for 9M-2021.
12.	The above standalone and consolidated financial results have been reviewed/audited by the statutory auditors, Walker Chandiok & Co LLP, Chartered Accountants.
13.	1 crore = 10.0 million.

For and on behalf of the Board of Directors

Anup Bagchi
Mumbai	Executive Director
April 24, 2021	DIN-00105962

9

Item 3

Walker Chandiok &.Co LLP

Walker Chandiok & Co LLP

11th Floor, Tower II,
One International Centre
S B Mrag, Prabhadevi (W)
Mumbai - 4000 13
Maharashtra, India

T +91 22 6626 2699
F +91 2266262601

Independent Auditor’s Report on the Standalone Annual Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICI Bank Limited

Opinion

1.	We have audited the accompanying standalone annual financial results (‘the Statement’) of ICICI Bank Limited (‘the Bank’) for the year ended 31 March 2021, attached herewith, being submitted by the Bank pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended) (‘Listing Regulations’), including relevant circulars issued by the SEBI from time to time, except for the disclosures relating to Pillar 3 disclosure as at 31 March 2021, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been audited by us.

2.	In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the reports of the Bank’s branch auditors as referred to in paragraph 13 below, the Statement:

(i)	presents financial results in accordance with the requirements of Regulation 33 of the Listing Regulations, except for the disclosures relating to Pillar 3 disclosure as at 31 March 2021, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been audited by us; and

(ii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Accounting Standards (AS) prescribed under Section 133 of the Companies Act, 2013 (“the Act”), read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time (‘RBI Guidelines’) and other accounting principles generally accepted in India, of the standalone net profit after tax and other financial information of the Bank for the year ended 31 March 2021.

ICICI Bank Limited

Independent Auditor’s Review Report on the Standalone Audited Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Basis for Opinion

3.	We conducted our audit in accordance with the Standards on Auditing (‘SAs’) specified under section 143(10) of the Act. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Statement section of our report. We are independent of the Bank in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (‘the ICAI’) together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us and that obtained by the Bank’s branch auditors, in terms of their reports referred to in paragraph 13 of the Other Matter section below, is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

4.	We draw attention to Note 3 in the accompanying Statement which describes the uncertainties due to the outbreak of SARS-CoV-2 virus (COVID-19). The impact of these uncertainties on the Bank’s results is significantly dependent on future developments.

Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Statement

5.	This Statement has been prepared on the basis of the standalone annual financial statements. The Bank’s Board of Directors is responsible for the preparation and presentation of the Statement that gives a true and fair view of the net profit after tax and other financial information of the Bank in accordance with the AS prescribed under section 133 of the Act read with rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949 and RBI Guidelines and other accounting principles generally accepted in India, and in compliance with Regulation 33 of the Listing Regulations including SEBI Circulars. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Bank and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

6.	In preparing the Statement, the Board of Directors is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

7.	The Board of Directors is also responsible for overseeing the Bank’s financial reporting process.

ICICI Bank Limited

Independent Auditor’s Review Report on the Standalone Audited Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Auditor’s Responsibilities for the Audit of the Statement

8.	Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs, specified under section 143(10) of the Act, will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Statement.

9.	As part of an audit in accordance with the SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3) (i) of the Act, we are also responsible for expressing our opinion on whether the Bank has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

•	Conclude on the appropriateness of the management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

10.	We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

11.	We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

ICICI Bank Limited

Independent Auditor’s Review Report on the Standalone Audited Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Other Matters

12.	The Statement includes the standalone financial results for the quarter ended 31 March 2021, being the balancing figures between the audited figures in respect of the full financial year and the published unaudited year-to-date figures up to the third quarter of the current financial year, which were subject to limited review by us.

13.	We did not audit the financial information of 3 international branches of the Bank included in the accompanying Statement, whose financial information reflect total assets of ₹ 59,686.85 crores as at 31 March 2021, total revenues of ₹ 220.15 crores and ₹ 971.69 crores, total net loss after tax of ₹ 20.64 crores and ₹ 606.89 crores for the quarter and year ended on that date respectively, and net cash inflows of ₹ 10,887.93 crores for the year ended on that date, as considered in the Statement. These financial information have been audited by the branch auditors, whose reports have been furnished to us by the management, and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of such branches, is based solely on the reports of such branch auditors.

Our opinion is not modified in respect of the above matters.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No.: 001076N/N500013

Sudhir N. Pillai Partner Membership No. 105782 UDIN: 21105782AAAACM7739 Place: Mumbai Date: 24 April 2021

Walker Chandiok &.Co LLP

Walker Chandiok & Co LLP

11th Floor, Tower II,
One International Centre
S B Mrag, Prabhadevi (W)
Mumbai - 4000 13
Maharashtra, India

T +91 22 6626 2699
F +91 2266262601

Independent Auditor’s Report on Consolidated Annual Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICI Bank Limited

Opinion

1.	We have audited the accompanying consolidated annual financial results (‘the Statement’) of ICICI Bank Limited (‘the Bank’ or ‘the Holding Company’) and its subsidiaries (the Holding Company and its subsidiaries together referred to as ‘the Group’), and its associates (refer Annexure 1 for the list of subsidiaries and associates included in the Statement) for the year ended 31 March 2021, attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended) (‘Listing Regulations’), including relevant circulars issued by the SEBI from time to time except for the disclosures relating to consolidated Pillar 3 disclosure as at 31 March 2021, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been audited by us.

2.	In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of other auditors on separate audited financial statements / financial information of the subsidiaries, associates, and branches, as referred to in paragraphs 13, 14 and 16 below, the Statement:

(i)	includes the annual financial results of the entities listed in Annexure 1;

(ii)	presents financial results in accordance with the requirements of Regulation 33 of the Listing Regulations except for the disclosures relating to consolidated Pillar 3 disclosures as at 31 March 2021, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations as have been disclosed on Bank’s website and in respect of which a link has been provided in the Statement and have not been audited by us; and

(iii)	gives a true and fair view, in conformity with the recognition and measurement principles laid down in the Accounting Standards (AS) prescribed under Section 133 of the Companies Act, 2013 (‘the Act’) read with rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (RBI) from time to time (‘RBI Guidelines’) and other accounting principles generally accepted in India, of the consolidated net profit after tax and other financial information of the Group and its associates, for the year ended 31 March 2021.

ICICI Bank Limited

Independent Auditor’s Report on the Consolidated Annual Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Basis for Opinion

3.	We conducted our audit in accordance with the Standards on Auditing (‘SAs’) specified under section 143(10) of the Act. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Statement section of our report. We are independent of the Group and its associates, in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (‘the ICAI’) together with the ethical requirements that are relevant to our audit of the consolidated financial statements under the provisions of the Act, and the rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us and that obtained by the other auditors in terms of their reports referred to in paragraphs 13 through 16 below of the Other Matters section below, is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

4.	We draw attention to Note 3 in the accompanying Statement which describes the uncertainties due to the outbreak of SARS-CoV-2 virus (COVID-19). The impact of these uncertainties on the Bank’s results is significantly dependent on future developments.

Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Statement

5.	The Statement has been prepared on the basis of the consolidated annual audited financial statements. The Holding Company’s Board of Directors is responsible for the preparation and presentation of the Statement that gives a true and fair view of the consolidated net profit after tax, and other financial information of the Group including its associates in accordance with the AS prescribed under section 133 of the Act read with rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, RBI Guidelines and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Holding Company’s Board of Directors is also responsible for ensuring accuracy of records including financial information considered necessary for the preparation of the Statement. Further, in terms of the Act, the respective Board of Directors of the companies and the trustees of the trusts included in the Group and of its associates covered under the Act, are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act, for safeguarding of the assets of the Group and of its associates and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error. These financial statements have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

6.	In preparing the Statement, the respective Board of Directors of the companies and the trustees of the trusts included in the Group and of its associates, are responsible for assessing the ability of the Group and of its associates, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless the respective Board of Directors or trustees either intend to liquidate the Group or the associates, or to cease operations, or has no realistic alternative but to do so.

7.	The respective Board of Directors of the companies and the trustees of the trusts included in the Group and of its associates, are responsible for overseeing the financial reporting process of the entities included in the Group and of its associates.

ICICI Bank Limited

Independent Auditor’s Report on the Consolidated Annual Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Auditor’s Responsibilities for the Audit of the Statement

8.	Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs, specified under section 143(10) of the Act, will always detect a material misstatement, when it exists. Misstatements can arise from fraud or error, and are considered material if, individually, or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Statement.

9.	As part of an audit in accordance with the SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3) (i) of the Act, we are also responsible for expressing our opinion on whether the Group and its associates (covered under the Act) have adequate internal financial controls system in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its associates, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its associates to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial results/ financial information/ financial statements of the entities within the Group, and its associates, to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Statement, of which we are the independent auditors. For the other entities included in the Statement, which have been audited by the other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

ICICI Bank Limited

Independent Auditor’s Report on the Consolidated Annual Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

10.	We communicate with those charged with governance of the Holding Company and such other entities included in the Statement, of which we are the independent auditors, regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

11.	We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

12.	We also performed procedures in accordance with SEBI Circular CIR/CFD/CMD1/44/2019 dated 29 March 2019, issued by the SEBI under Regulation 33 (8) of the Listing Regulations, to the extent applicable.

Other Matters

13.	We did not audit the financial information of 3 international branches of the Bank included in the Statement, whose financial information reflect total assets of ₹ 59,686.85 crores as at 31 March 2021, total revenues of ₹ 220.15 crores and ₹ 971.69 crores, total net loss after tax of ₹ 20.64 crores and ₹ 606.89 crores for the quarter and year ended on that date respectively, and net cash inflows of ₹ 10,887.93 crores for the year ended on that date, as considered in the Statement. These financial information have been audited by the branch auditors, whose reports have been furnished to us by the management, and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of such branches, is based solely on the reports of such branch auditors.

14.	We did not audit the financial statements of 13 subsidiaries, whose financial statements reflect total assets of ₹ 138,545.87 crores as at 31 March 2021, total revenues of ₹ 5,134.81 crores and ₹ ₹ 20,297.26 crores, total net profit after tax of ₹ 840.71 crores and ₹ 3,519.49 crores for the quarter and year ended on that date respectively, and net cash inflows of ₹ 4,918.08 crores for the year ended on that date, as considered in the Statement. The Statement also includes the Group’s share of net profit of ₹ 123.19 crores for the year ended 31 March 2021, in respect of 3 associate, whose financial statements have not been audited by us. These financial statements have been audited by other auditors, whose reports have been furnished to us by the management and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associate, is based solely on the reports of the other auditors.

15.	The consolidated financial statements also include the Group’s share of net profit of ₹ 21.10 crores for the year ended 31 March 2021, in respect of 4 associates, whose financial statements / financial information have not been audited. These financial statements / financial information have been furnished to us by the management and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these associates, is based solely on such management certified financial statements / financial information. In our opinion and according to the information and explanation given to us by the Holding Company’s management, these financial statements / financial information are not material to the Group.

16.	We have jointly audited with another auditor, the financial statements of 1 subsidiary, whose financial statements reflect total assets of ₹ 217,034.62 crores as at 31 March 2021, total revenues of ₹ 14.674.57 crores and ₹ 43,621.80 crores, total net profit after tax of ₹ 63.78 crores and ₹ 960.15 crores for the quarter and year ended on that date respectively, and net cash inflows of ₹ 1,293.05 crores for the year ended on that date, as considered in the Statement. For the purpose of our opinion on the Statement, we have relied upon the work of such other auditors, to the extent of work performed by them.

ICICI Bank Limited

Independent Auditor’s Report on the Consolidated Annual Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

17.	The joint auditors, Walker Chandiok & Co LLP, Chartered Accountants, and B S R & Co. LLP, Chartered Accountants, of ICICI Prudential Life Insurance Company Limited, vide their audit report dated 19 April 2021, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at 31 March 2021 is the responsibility of the Company’s Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2021, has been duly certified by the Appointed Actuary and in her opinion, the assumptions for such valuation, are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI’) and the Institute of Actuaries of India, in concurrence with the Authority’. The joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists on the financial statements of the Company.

18.	The joint auditors of ICICI Lombard General Insurance Company Limited, vide their audit report dated 17 April 2021, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR’), Incurred But Not Enough Reported (‘IBNER’) and Premium Deficiency Reserve (the ‘PDR’) is the responsibility of the Company’s Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2021 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation, are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI’. The joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial statements of the Company.

19.	The Statement includes the consolidated financial results for the quarter ended 31 March 2021, being the balancing figures between the audited figures in respect of the full financial year and the published unaudited year-to-date figures up to the third quarter of the current financial year, which were subject to limited review by us.

Our opinion is not modified in respect of the matters mentioned in under paragraphs 13 through 19 above.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No.: 001076N/N500013

Sudhir N. Pillai Partner Membership No. 105782 UDIN: 21105782AAAACN5874 Place: Mumbai Date: 24 April 2021

ICICI Bank Limited

Independent Auditor’s Report on the Consolidated Annual Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Annexure 1

List of entities included in the Statement

Holding Company

i)	ICICI Bank Limited

Subsidiaries

ii)	ICICI Bank Canada

iii)	ICICI Bank UK PLC

iv)	ICICI International Limited

v)	ICICI Prudential Life Insurance Company Limited

vi)	ICICI Prudential Pension Funds Management Company Limited

vii)	ICICI Securities Primary Dealership Limited

viii)	ICICI Home Finance Company Limited

ix)	ICICI Investment Management Company Limited

x)	ICICI Securities Limited,

xi)	ICICI Securities Holdings Inc.

xii)	ICICI Securities Inc.

xiii)	ICICI Venture Funds Management Company Limited

xiv)	ICICI Trusteeship Services Limited

xv)	ICICI Prudential Asset Management Company Limited

xvi)	ICICI Lombard General Insurance Company Limited

xvii)	ICICI Prudential Trust Limited

xviii)	ICICI Strategic Investments Fund

Associates

xix)	I-Process Services (India) Private Limited

xx)	NIIT Institute of Finance Banking and Insurance Training Limited

xxi)	ICICI Merchant Services Private Limited

xxii)	Arteria Technologies Private Limited

xxiii)	India Infradebt Limited

xxiv)	India Advantage Fund III; and

xxv)	India Advantage Fund IV

Item 4

Rakesh Jha	Tel.: 2653 6157

Group Chief Financial Officer

FARG/2021-22/Misc-03

April 24, 2021

BSE Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001	National Stock Exchange of India Limited Listing Department Exchange Plaza, 5th floor Plot No. C/1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051

Dear Sir,

Declaration under Regulation 33 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations)

Pursuant to Regulation 33 of Listing Regulations, we hereby confirm and declare that the statutory auditors of the Bank, Walker Chandiok & Co LLP, Chartered Accountants, have issued audit report on the standalone and consolidated financial results of the Bank for the year ended March 31, 2021 with unmodified opinion.

We request you to please take the above on record.

Yours faithfully,

Rakesh Jha

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

10

Item 5

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 24, 2021

Performance Review: Quarter ended March 31, 2021

•	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 20% year-on-year to ₹ 8,565 crore (US$ 1.2 billion) in the quarter ended March 31, 2021 (Q4-2021)

•	The Bank made additional Covid-19 related provision of ₹ 1,000 crore (US$ 137 million) in Q4-2021 and held Covid-19 related provisions of ₹ 7,475 crore (US$ 1.0 billion) at March 31, 2021

•	Profit after tax was ₹ 4,403 crore (US$ 602 million) in Q4-2021 compared to ₹ 1,221 crore (US$ 167 million) in the quarter ended March 31, 2020 (Q4-2020)

•	Core operating profit grew by 17% year-on-year to ₹ 31,351 crore (US$ 4.3 billion) in the year ended March 31, 2021 (FY2021)

•	Profit after tax grew by 104% year-on-year to ₹ 16,193 crore (US$ 2.2 billion) in FY2021 compared to ₹ 7,931 crore (US$ 1.1 billion) in the year ended March 31, 2020 (FY2020)

•	Total deposits grew by 21% year-on-year to ₹ 932,522 crore (US$ 127.6 billion) at March 31, 2021

•	24% year-on-year growth in average current and savings account (CASA) deposits in Q4-2021; average CASA ratio was 42% in Q4-2021

•	Term deposits grew by 18% year-on-year at March 31, 2021

•	Domestic loans grew by 18% year-on-year at March 31, 2021

•	Retail loans grew by 20% year-on-year

•	Net non-performing asset (NPA) ratio declined to 1.14% at March 31, 2021 from 1.26% (on a proforma basis) at December 31, 2020 and 1.41% at March 31, 2020

•	Provision coverage ratio was 77.7% at March 31, 2021

•	Total capital adequacy ratio of 19.12 % and Tier-1 capital adequacy ratio of 18.06% on a standalone basis at March 31, 2021

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the year ended March 31, 2021 (FY2021). The statutory auditors have audited the standalone and consolidated financial statements and have issued an unmodified report on the standalone and consolidated financial statements for the quarter and year ended March 31, 2021.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 20% year-on-year to ₹ 8,565 crore (US$ 1.2 billion) in Q4-2021 from ₹ 7,148 crore (US$ 978 million) in Q4-2020

•	Net interest income (NII) increased by 17% year-on-year to ₹ 10,431 crore (US$ 1.4 billion) in Q4-2021 from ₹ 8,927 crore (US$ 1.2 billion) in Q4-2020.

•	The net interest margin was 3.84% in Q4-2021 compared to 3.67% in the quarter ended December 31, 2020 (Q3-2021) and 3.87% in Q4-2020

•	Non-interest income, excluding treasury income, was ₹ 4,137 crore (US$ 566 million) in Q4-2021 compared to ₹ 4,013 crore (US$ 549 million) in Q4-2020

•	Fee income grew by 6% year-on-year to ₹ 3,815 crore (US$ 522 million) in Q4-2021 from ₹ 3,598 crore (US$ 492 million) in Q4-2020. Retail fees constituted 77% of total fees in Q4-2021

•	There was a treasury loss of ₹ 25 crore (US$ 3 million) in Q4-2021 compared to a profit of ₹ 242 crore (US$ 33 million) in Q4-2020. The treasury loss in Q4-2021 reflects the increase in yields on fixed income and government securities

•	Provisions (excluding provision for tax) were ₹ 2,883 crore (US$ 394 million) in Q4-2021 compared to ₹ 5,967 crore (US$ 816 million) in Q4-2020. During Q4-2021, the Bank utilised contingency provision amounting to ₹ 3,509 crore (US$ 480 million) towards proforma NPAs as of December 31, 2020, as these loans have now been classified as per the RBI guidelines. Further, the Bank made additional Covid-19 related provisions of ₹ 1,000 crore (US$ 137 million) during Q4-2021

•	At March 31, 2021, the Bank held Covid-19 related provision of ₹ 7,475 crore (US$ 1.0 billion)

•	The profit before tax was ₹ 5,657 crore (US$ 774 million) in Q4-2021 compared to ₹ 1,423 crore (US$ 195 million) in Q4-2020

•	On a standalone basis, the profit after tax was ₹ 4,403 crore (US$ 602 million) in Q4-2021 compared to ₹ 1,221 crore (US$ 167 million) in Q4-2020

•	On a standalone basis, the profit after tax grew by 104% year-on-year to ₹ 16,193 crore (US$ 2.2 billion) in FY2021 from ₹ 7,931 crore (US$ 1.1 billion) in FY2020

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

Mortgage disbursements increased further in Q4-2021 over Q3-2021 driven by the Bank’s efforts to offer a convenient and frictionless experience to customers by digitising the entire underwriting process, with instant loan approvals. The growth in business banking continued to be robust, leveraging the Bank’s distribution network and digital platforms such as InstaBIZ and Trade Online. The credit card spends in Q4-2021 increased substantially over Q3-2021 driven by spends across electronics, wellness and jewellery categories. The Bank has about 16 lakh Amazon Pay credit cards at March 31, 2021. The growth in the rural portfolio was driven by jewel loans.

Credit growth

The retail loan portfolio grew by 20% year-on-year and 7% sequentially at March 31, 2021. Retail loans comprised 67% of the total loan portfolio at March 31, 2021. Including non-fund outstanding, retail was 55% of the total portfolio at March 31, 2021. Growth in the performing domestic corporate portfolio was about 13% year-on-year driven by disbursements to higher rated corporates and public sector undertakings (PSUs) across various sectors to meet their working capital and capital expenditure requirements. The domestic advances grew by 18% year-on-year and 6% sequentially at March 31, 2021. Total advances increased by 14% year-on-year to ₹ 733,729 crore (US$ 100.4 billion) at March 31, 2021 from ₹ 645,290 crore (US$ 88.3 billion) at March 31, 2020.

Deposit growth

Total deposits increased by 21% year-on-year to ₹ 932,522 crore (US$ 127.6 billion) at March 31, 2021. Average current account deposits increased by 34% year-on-year in Q4-2021. Average savings account deposits increased by 21% year-on-year in Q4-2021. Total term deposits increased by 18% year-on-year to ₹ 500,899 crore (US$ 68.5 billion) at March 31, 2021.

The Bank had a network of 5,266 branches and 14,136 ATMs at March 31, 2021

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Digital initiatives and transactions

In December 2020, the Bank had expanded its state-of-the-art mobile banking app, iMobile, to iMobile Pay which offers payment and banking services to customers of any bank. There have been over 15 lakh activations of iMobile Pay by non-ICICI Bank customers within four months of its launch. The Bank has seen high customer engagement through repeat usage of features like Pay2Contact, Scan to Pay and bill payments among others. The Bank has also invested in the merchant ecosystem over the last few quarters and put together a best-in-class payments stack. The monthly transaction value on the Bank’s merchant acquisition platform, Eazypay, has increased four times in March 2021 over June 2020. During Q4-2021, the Bank partnered with PhonePe to issue FASTag using Unified Payments Interface (UPI) on the PhonePe application. This integration allows registered PhonePe users to order and track the ICICI Bank FASTag conveniently on the PhonePe application. The Bank recently launched a facility on its retail internet banking platform called ‘EMI @ Internet Banking’ which allows pre-approved customers to convert their high value transactions into instant EMIs at the time of purchase. ICICI Bank is the first in the industry to introduce an instant EMI facility on its internet banking platform.

Digital channels like internet, mobile banking, PoS and others accounted for over 90% of the savings account transactions in FY2021. The volume of mobile banking transactions increased by 61% year-on-year in Q4-2021. The value of merchant acquiring transactions on UPI increased by 149% year-on-year in Q4-2021. The Bank is a market leader in electronic toll collections through FASTag. The electronic toll collections for the Bank grew by 51% year-on-year in Q4-2021. The Bank had a market share of 37% by value in this area in Q4-2021.

Asset quality

During the quarter, the gross NPA additions, excluding borrowers in the proforma NPAs as of December 31, 2020, were ₹ 5,523 crore (US$ 755 million). Recoveries and upgrades, excluding recoveries from proforma NPAs, write-offs and sale, from non-performing loans were ₹ 2,560 crore (US$ 350 million) in Q4-2021. The net NPA ratio declined to 1.14% at March 31, 2021 from 1.26% (on a proforma basis at December 31, 2020) and 1.41% at March 31, 2020. Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/ guidelines was ₹ 3,927 crore (US$ 537 million), or about 0.5% of the total loan portfolio, at March 31, 2021. The fund-based and non-fund based outstanding to borrowers rated BB and below (excluding fund and non-fund based outstanding to NPAs) was ₹ 13,098 crore (US$ 1.8 billion) at March 31, 2021 compared to ₹ 13,654 crore (US$ 1.9 billion) at December 31, 2020.

Capital adequacy

The Bank’s total capital adequacy at March 31, 2021 was 19.12% and Tier-1 capital adequacy was 18.06% compared to the minimum regulatory requirements of 11.08% and 9.08% respectively.

Dividend on equity shares

The Board has recommended a dividend of ₹ 2 per share (equivalent to dividend of US$ 0.05 per ADS) in line with applicable guidelines. The declaration of dividend is subject to requisite approvals. The record/book closure dates will be announced in due course.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Consolidated results

The consolidated profit after tax was ₹ 4,886 crore (US$ 668 million) in Q4-2021 compared to ₹ 5,498 crore (US$ 752 million) in Q3-2021 and ₹ 1,251 crore (US$ 171 million) in Q4-2020.

Consolidated assets grew by 14% year-on-year to ₹ 1,573,812 crore (US$ 215.3 billion) at March 31, 2021 from ₹ 1,377,292 crore (US$ 188.4 billion) at March 31, 2020.

Subsidiaries

Value of New Business (VNB) of ICICI Prudential Life Insurance (ICICI Life) grew by 26% year-on-year to ₹ 591 crore (US$ 81 million) in Q4-2021. The new business premium increased by 23% year-on-year to ₹ 5,133 crore (US$ 702 million) in Q4-2021. The new business margin increased from 21.7% in FY2020 to ₹ 25.1% in FY2021. The protection based annualised premium equivalent was ₹ 1,046 crore (US$ 143 million) in FY2021 compared to ₹ 1,116 crore (US$ 153 million) in FY2020. The protection based annualised premium equivalent accounted for 16.2% of the total annualised premium equivalent in FY2021. The profit after tax of ICICI Life was ₹ 64 crore (US$ 9 million) in Q4-2021 compared to ₹ 179 crore (US$ 24 million) in Q4-2020. The profit after tax was ₹ 960 crore (US$ 131 million) in FY2021 compared to ₹ 1,069 crore (US$ 146 million) in FY2020.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) grew by 9% year-on-year to ₹ 3,478 crore (US$ 476 million) in Q4-2021 from ₹ 3,181 crore (US$ 435 million) in Q4-2020. The combined ratio was 101.8% in Q4-2021 compared to 100.1% in Q4-2020. The profit after tax of ICICI General grew by 23% year-on-year to ₹ 346 crore (US$ 47 million) in Q4-2021 from ₹ 282 crore (US$ 39 million) in Q4-2020. The profit after tax increased by 23% year-on-year to ₹ 1,473 crore (US$ 201 million) in FY2021 from ₹ 1,194 crore (US$ 163 million) in FY2020.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, grew by 111% year-on-year to ₹ 329 crore (US$ 45 million) in Q4-2021 from ₹ 156 crore (US$ 21 million) in Q4-2020. The profit after tax grew by 97% year-on-year to ₹ 1,068 crore (US$ 146 million) from ₹ 542 crore (US$ 74 million) in FY2020.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC), as per Ind AS, grew by 60% year-on-year to ₹ 348 crore (US$ 48 million) in Q4-2021 compared to ₹ 217 crore (US$ 30 million) in Q4-2020. The profit after tax increased by 19% year-on-year to ₹ 1,245 crore (US$ 170 million) in FY2021 from ₹ 1,046 crore (US$ 143 million) in FY2020.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

₹ crore

	FY 2020	Q4- 2020	Q3- 2021	Q4- 2021	FY 2021
	Audited	Audited	Unaudited	Audited	Audited
Net interest income	33,267	8,927	9,912	10,431	38,989
Non-interest income	15,156	4,013	3,921	4,137	13,923
- Fee income	13,711	3,598	3,601	3,815	12,659
- Dividend income from subsidiaries	1,273	338	356	357	1,234
- Other income	172	77	(36)	(35)	30
Less:
Operating expense	21,615	5,792	5,779	6,003	21,561
Core operating profit[1]	26,808	7,148	8,054	8,565	31,351
- Treasury income	1,293	242	766[2]	(25)	5,046[2]
Operating profit	28,101	7,390	8,820	8,540	36,397
Less:
Net provision	14,053	5,967	2,742[3]	2,883	16,214
Covid-19 related provisions[4]	2,725	2,725	(1,800)	1,000	4,750
Other provisions	11,328	3,242	4,542[5]	1,883[5]	11,464
Profit before tax	14,048	1,423	6,078	5,657	20,183
Less:
Provision for taxes	6,117[6]	202	1,138	1,254	3,990
Profit after tax	7,931	1,221	4,940	4,403	16,193
1.	Excluding treasury income

2.	Includes profit on sale of shareholding in subsidiaries of ₹ 3,670 crore (US$ 502 million) in FY2021 (Q3-2021: ₹ 329 crore (US$ 45 million))

3.	During Q3-2021, the Bank changed its provisioning policy on non-performing assets to make it more conservative. The contingency provision made on a prudent basis for loans overdue for more than 90 days at December 31, 2020 but not classified as non-performing pursuant to the Supreme Court’s interim order, also reflected the revised policy. The change in policy resulted in higher provision on advances amounting to ₹ 2,096 crore (US$ 287 million) during Q3-2021 for aligning provisions on the outstanding loans to the revised policy

4.	The Covid-19 pandemic has impacted most economies and banking systems globally, including India. The nation-wide lockdown in April-May 2020 substantially impacted economic activity. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy. For the banking sector, these developments resulted in lower demand for loans and fee-based services and regulatory measures like moratorium on payment of dues and standstill in asset classification to mitigate the economic consequences on borrowers. It also resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans following the cessation of moratorium and asset classification standstill. The current second wave of Covid-19 pandemic, where the number of new cases has increased significantly in India, has resulted in re-imposition of localised/regional lock-down measures in various parts of the country. The impact of the Covid-19 pandemic on the Bank and the Group is uncertain and will depend on the spread of

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Covid-19, the effectiveness of current and future steps taken by the governments and central bank to mitigate the economic impact, steps taken by the Bank and the Group and the time it takes for economic activities to return to pre-pandemic levels. In addition to Covid-19 related provision of ₹ 2,725 crore (US$ 373 million) made in FY2020, during the six months ended September 30, 2020 (H1-2021), the Bank made Covid-19 related provision of ₹ 5,550 crore (US$ 759 million). During Q3-2021, the Bank utilised ₹ 1,800 crore (US$ 246 million) of Covid-19 related provisions made in the earlier periods. During Q4-2021, the Bank made additional Covid-19 related provisions of ₹ 1,000 crore (US$ 137 million). At March 31, 2021, the Bank held Covid-19 related provision of ₹ 7,475 crore (US$ 1.0 billion)

5.	The Bank made contingency provision of ₹ 497 crore (US$ 68 million) in the quarter ended September 30, 2020 (Q2-2021) and ₹ 3,012 crore (US$ 412 million) in Q3-2021 for borrower accounts not classified as non-performing pursuant to the Supreme Court’s interim order. During Q4-2021, the Bank utilised contingency provision amounting to ₹ 3,509 crore (US$ 480 million) towards proforma NPAs as of December 31, 2020, as these loans were classified as per RBI guidelines during Q4-2021

6.	Includes one-time additional charge due to re-measurement of accumulated deferred tax assets at the revised marginal tax rate

7.	Prior period numbers have been re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

₹ crore

	31-Mar-20	30-Sep-20	31-Dec-20	31-Mar-21
	Audited	Unaudited	Unaudited	Audited
Capital and Liabilities
Capital	1,295	1,379[1]	1,381	1,383
Employee stock options outstanding	3	3	3	3
Reserves and surplus	115,206	136,269[1]	141,384	146,123
Deposits	770,969	832,936	874,348	932,522
Borrowings (includes subordinated debt)	162,897	136,427	111,608	91,631
Other liabilities	47,995	55,956	64,493	58,771
Total capital and liabilities	1,098,365	1,162,971	1,193,217	1,230,433

Assets
Cash and balances with Reserve Bank of India	35,284	30,538	29,406	46,031
Balances with banks and money at call and short notice	83,872	106,054	104,864	87,097
Investments	249,531	289,623	275,261	281,287
Advances	645,290	652,608	699,017	733,729
Fixed assets	8,410	8,707	8,717	8,878
Other assets	75,978	75,441	75,952	73,411
Total assets	1,098,365	1,162,971	1,193,217	1,230,433
1.	During Q2-2021, the Bank issued 418,994,413 equity shares of face value of ₹ 2 each at a price of ₹ 358 per equity share including a premium of ₹ 356 per equity share, aggregating to ₹ 15,000 crore (US$ 2.1 billion) through Qualified Institutions Placement

2.	Prior period figures have been re-grouped/re-arranged where necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain statements in this release relating to a future period of time (including interalia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, and the impact of the Covid-19 pandemic which could result in fewer business opportunities, lower revenues, and an increase in the levels of non-performing assets and provisions, depending inter alia upon the period of time for which the pandemic extends, the remedial measures adopted by governments and central banks, and the time taken for economic activity to resume at normal levels after the pandemic, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Anindya Banerjee at anindya.banerjee@icicibank.com or Aashwij Mallya at aashwij.mallya@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 73.11

Annexure A

Walker Chandiok & Co LLP

Profile

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

About Walker Chandiok & Co LLP

Date of establishment	01 Jan 1935
Date of conversion to LLP	25 Mar 2014
Registrations and empanelment	The Institute of Chartered Accountants of India Public Company Accounting Oversight Board Comptroller and Auditor General of India
Registered office	L-41, Connaught Circus, New Delhi-110001
Number of partners*	50
Number of qualified staff*	533+
Number of trainees*	468+
Number of other employees*	506+
Total number of partners and staff	1557+
Number and Location of Offices*	13 [Bengaluru, Chandigarh, Chennai, Delhi (2 offices including head office) Gurgaon, Hyderabad, Kolkata, Mumbai (2 offices), Noida, Pune, Kochi]

*As at 01 April 2021

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

 Annexure B

Mr. Anup Bagchi

Mr. Anup Bagchi is an Executive Director on the Board of ICICI Bank since February 1, 2017. Prior to this, Mr. Bagchi was the Managing Director & CEO of ICICI Securities Limited. Under his leadership, ICICI Securities won several prestigious awards in the financial services space.

In his present role in ICICI Bank Mr. Bagchi is responsible for managing retail banking, rural and inclusive banking, treasury control and services, operations, infrastructure, and the corporate brand for the bank.

Mr. Bagchi joined the ICICI Group in 1992 and has worked extensively in the areas of retail banking, corporate banking and treasury and investment banking. He has represented the ICICI Group in various regulatory committees of key bodies such as RBI and SEBI. He is a member of RBI’s Expert Committee on Micro, Small & Medium Enterprises and of SEBI’s Committee on Financial and Regulatory Technologies (CFRT) among others.

In the past too Mr. Bagchi has been a member in several committees of various organisations. He was on the Executive Committee of National Securities Depository Ltd., (NSDL), Advisory Committee of BSE Limited and was co Chairman of FICCI’s Capital Markets Committee. He was also a member of SEBI’s Secondary Markets Advisory Committee (SMAC), Fair Market Conduct Committee and Committee on Financial and Regulatory Technologies and Risk Management Review Committee.

Mr. Bagchi has a management degree from the Indian Institute of Management, Bangalore and an engineering degree from the Indian Institute of Technology, Kanpur. He has been honoured with The Asian Banker Promising Young Banker Award.

Mr. Bagchi is not related to any other director of the Bank. Mr. Bagchi is not debarred from holding the office of Director by virtue of any order of SEBI or any other such authority.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	April 24, 2021	By:
		Name :	Vivek Ranjan
		Title :	Chief Manager